Exhibit 99.1
Independent Auditor’s Report (Separate Financial Statements) of Shinhan Bank as of December 31, 2023

On March 4, 2024, Shinhan Bank, our wholly-owned bank subsidiary, filed its audit report with the Financial Supervisory Service and the Korea Exchange of the Republic of Korea pursuant to the Act of External Audit of Stock Companies and KOSPI Market Disclosure Regulation.

Contents

Page

Independent Auditors’ Report	1

Separate Statements of Financial Position	3

Separate Statements of Comprehensive Income	4

Separate Statements of Changes in Equity	6

Separate Statements of Cash Flows	8

Notes to the Separate Financial Statements	Refer to PDF

Independent Auditors’ Review Report on Internal Control over Financial Reporting	Refer to PDF

Report on the Operations of Internal Control over Financial Reporting	Refer to PDF

Please refer to the attached PDF file to see more details of Audit Reports with separate financial statements.

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Board of Directors and Stockholder of

Shinhan Bank:

Opinion

We have audited the separate financial statements of Shinhan Bank (the “Bank”), which comprise the separate statement of financial position as of December 31, 2023, the separate statements of comprehensive income, changes in equity and cash flows for the year then ended, and notes, comprising of material accounting policy information and other explanatory information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Bank as of December 31, 2023, and its separate financial performance and its separate cash flows for the year then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Basis for Opinion

We conducted our audit in accordance with Korean Standards on Auditing (KSAs). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Separate Financial Statements section of our report. We are independent of the Bank in accordance with the ethical requirements that are relevant to our audit of the separate financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Matters

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

The separate financial statements of the Bank for the year ended December 31, 2022 were audited by another auditor who expressed an unmodified opinion on those statements on dated March 6, 2023.

Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, management is responsible for assessing the Bank’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Bank’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether the separatefinancial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separatefinancial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

ㆍIdentify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

ㆍObtain an understanding of internal control relevant to the audit in order to design audit procedures that are appro-priate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control.

ㆍEvaluate the appropriateness of accounting policies used in the preparation of the separate financial statements and the reasonableness of accounting estimates and related disclosures made by management.

ㆍConclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Bank to cease to continue as a going concern.

ㆍEvaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separatefinancial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

March 4, 2024

This report is effective as of March 4, 2024, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separatefinancial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

(In millions of Korean won)	Notes		2023	2022

Assets
Cash and due from banks	3,5,8,40,41	~~W~~	22,333,042	16,402,829
Securities at fair value through profit or loss	3,6,41		23,494,168	20,645,384
Derivative assets	3,7,41		3,262,590	4,904,187
Loans at amortized cost	3,8,41		317,062,249	315,234,621
Loans at fair value through profit or loss	3,8		515,564	950,519
Securities at fair value through other comprehensive income	3,9,17		49,630,720	47,778,295
Securities at amortized cost	3,9,17		28,907,293	27,081,299
Property and equipment	10,11,16,17		2,354,161	2,354,811
Intangible assets	12		1,020,354	564,569
Investments in subsidiaries and associates	13		2,557,874	2,330,159
Investment properties	14		615,303	597,402
Defined benefit assets	23		277,784	530,174
Current tax assets	37		8,511	6,039
Deferred tax assets	37		23,686	329,421
Other assets	3,8,15,41		17,657,164	15,132,789
Non-current assets held for sale	16		6,590	-
Total assets		~~W~~	469,727,053	454,842,498

Liabilities
Financial liabilities designated at fair value through profit or loss	18	~~W~~	254,832	47,327
Deposits	3,19,41		339,769,070	342,202,963
Financial liabilities at fair value through profit or loss	3,20		419,342	424,964
Derivative liabilities	3,7,41		3,519,083	5,817,237
Borrowings	3,21,40,41		25,696,911	23,670,126
Debt securities issued	3,22,40		34,530,057	30,935,213
Provisions	24,39,41		702,887	381,345
Current tax liabilities	37		125,614	441,602
Other liabilities	3,11,25,41,42		33,652,345	21,782,981
Total liabilities			438,670,141	425,703,758

Equity
Capital stock	26		7,928,078	7,928,078
Hybrid bonds	26		1,988,535	2,088,542
Capital surplus	26		398,080	398,080
Capital adjustments	26,37		5,895	6,465
Accumulated other comprehensive loss	26,37		(472,747)	(1,128,983)
Retained earnings	26,27		21,209,071	19,846,558
(Regulatory reserve for loan loss)			(2,418,175)	(2,559,855)
(Required provision for (reversal of) regulatory reserve for loan loss)			((184,323))	((141,679))
(Expected provision for (reversal of) regulatory reserve for loan loss)			((184,323))	((141,679))
Total equity			31,056,912	29,138,740

Total liabilities and equity	~~W~~	469,727,053	454,842,498

See accompanying notes to the separate financial statements.

(In millions of Korean won, except earnings per share data)	Notes		2023	2022
Interest income
Financial instruments at fair value through profit or loss		~~W~~	613,216	389,222
Financial instruments at fair value through other comprehensive income and amortized cost			17,960,601	12,354,759
Interest expense			11,193,171	5,505,835
Net interest income	3,28,36,41		7,380,646	7,238,146

Fees and commission income			1,167,226	1,175,314
Fees and commission expense			301,403	280,591
Net fees and commission income	3,29,36,41		865,823	894,723

Dividend income	30,36		47,776	18,545
Net gain on financial instruments at fair value through profit or loss	31,36,41		614,427	160,286
Net foreign currencies transaction gain	36		110,382	320,984
Net gain on financial instruments designated at fair value through profit or loss	18		2,495	2,673
Net gain (loss) on disposal of securities at fair value through other comprehensive income	9,36		19,488	(2,640)
Net loss on disposal of securities at amortized cost	9		(107)	(60)
Provision for credit loss allowance	3,8,41		729,912	544,876
General and administrative expenses	32,41		3,366,656	3,287,936
Net other operating expenses	34,36,41		(1,406,893)	(1,148,647)
Operating income			3,537,469	3,651,198

Net non-operating expense	35		(80,083)	(83,722)
Profit before income taxes			3,457,386	3,567,476
Income tax expense	37		845,274	935,603
Profit for the year	27		2,612,112	2,631,873
(Adjusted profit after reflection of regulatory reserve for loan loss
For the year ended December 31, 2023:
2,796,435 million won
For the year ended December 31, 2022:
2,773,552 million won)
Other comprehensive income for the year, net of income tax
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation differences for foreign operations			5,973	(5,206)
Unrealized net change in fair value of financial assets at fair value through other comprehensive income			782,466	(763,895)

(In millions of Korean won, except earnings per share data)	Notes		2023	2022
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans			(159,625)	192,935
Unrealized net change in fair value of financial assets at fair value through other comprehensive income			24,367	(28,014)
Other comprehensive income (loss) for the year, net of income tax	3,26,37		653,181	(604,180)

Total comprehensive income for the year		~~W~~	3,265,293	2,027,693
Basic and diluted earnings per share in won	38		1,591	1,619

See accompanying notes to the separate financial statements.

(In millions of Korean won)		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income (loss)	Retained earnings	Total
Balance at January 1, 2022	~~W~~	7,928,078	1,586,662	398,080	6,692	(522,669)	18,176,820	27,573,663
Total comprehensive income (loss), net of income tax
Profit for the year		-	-	-	-	-	2,631,873	2,631,873
Other comprehensive income (loss) for the year
Foreign currency translation differences for foreign operations		-	-	-	-	(5,206)	-	(5,206)
Unrealized net changes in fair values of financial assets at fair value through other comprehensive income		-	-	-	-	(794,043)	2,134	(791,909)
Remeasurements of defined benefit plans		-	-	-	-	192,935	-	192,935
Total comprehensive income (loss) for the year		-	-	-	-	(606,314)	2,634,007	2,027,693
Transactions with owners in their capacity as owners
Annual dividends to equity holder		-	-	-	-	-	(900,000)	(900,000)
Dividends to hybrid bond holders		-	-	-	-	-	(64,269)	(64,269)
Issuance of hybrid bonds		-	631,581	-	-	-	-	631,581
Repayment of hybrid bonds		-	(129,701)	-	(299)	-	-	(130,000)
Share-based payment transactions		-	-	-	72	-	-	72
Total transactions with owners in their capacity as owners		-	501,880	-	(227)	-	(964,269)	(462,616)
Balance at December 31, 2022	~~W~~	7,928,078	2,088,542	398,080	6,465	(1,128,983)	19,846,558	29,138,740

See accompanying notes to the separate financial statements.

(In millions of Korean won)		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income (loss)	Retained earnings	Total
Balance at January 1, 2023	~~W~~	7,928,078	2,088,542	398,080	6,465	(1,128,983)	19,846,558	29,138,740
Total comprehensive income (loss), net of income tax
Profit for the year		-	-	-	-	-	2,612,112	2,612,112
Other comprehensive income (loss) for the year
Foreign currency translation differences for foreign operations		-	-	-	-	5,973	-	5,973
Unrealized net changes in fair values of financial assets at fair value through other comprehensive income		-	-	-	-	809,888	(3,055)	806,833
Remeasurements of defined benefit plans		-	-	-	-	(159,625)	-	(159,625)
Total comprehensive income for the year		-	-	-	-	656,236	2,609,057	3,265,293
Transactions with owners in their capacity as owners
Annual dividends to equity holder		-	-	-	-	-	(1,157,105)	(1,157,105)
Dividends to hybrid bond holders		-	-	-	-	-	(89,140)	(89,140)
Issuance of hybrid bonds		-	399,107	-	-	-	-	399,107
Repayment of hybrid bonds		-	(499,114)	-	(886)	-	-	(500,000)
Share-based payment transactions		-	-	-	17	-	-	17
Others		-	-	-	299	-	(299)	-
Total transactions with owners in their capacity as owners		-	(100,007)	-	(570)	-	(1,246,544)	(1,347,121)
Balance at December 31, 2023	~~W~~	7,928,078	1,988,535	398,080	5,895	(472,747)	21,209,071	31,056,912

See accompanying notes to the separate financial statements.

(In millions of Korean won)

		2023	2022

Cash flows from operating activities
Profit before income tax	~~W~~	2,612,112	2,631,873
Adjustments for:
Income tax expense		845,274	935,603
Interest income		(18,573,817)	(12,743,981)
Interest expense		11,193,171	5,505,835
Dividend income		(47,776)	(18,545)
		(6,583,148)	(6,321,088)
Income and expense items without cash inflow/outflow:
Net (gain) loss on financial instruments at fair value through profit or loss		(491,304)	200,157
Net non-cash foreign currencies transaction gain		(27,154)	(129,624)
Net gain on financial instruments designated at fair value through profit or loss		(2,495)	(2,673)
Net (gain) loss on disposal of financial assets at fair value through other comprehensive income		(19,488)	2,640
Net loss on disposal of securities at amortized cost		107	60
Provision for credit loss allowance		729,912	544,876
Non-cash employee benefits		99,818	128,390
Depreciation and amortization		429,566	370,895
Net non-cash other operating expenses		427,506	142,488
Net non-operating expenses		47,854	35,173
		1,194,322	1,292,382
Changes in assets and liabilities:
Deposits at amortized cost		41,338	560,658
Securities at fair value through profit or loss		(1,367,012)	1,675,242
Derivative assets		3,865,727	2,365,700
Loans at amortized cost		(2,553,165)	(15,699,351)
Loans at fair value through profit or loss		435,505	(90,747)
Other assets		(2,384,224)	1,254,722
Deposits due to customers		(2,710,068)	16,008,843
Financial liabilities at fair value through profit or loss		(66,764)	(196,589)
Derivative liabilities		(3,947,929)	(2,238,570)
Defined benefit liabilities		(44,060)	(261,526)
Provisions		(4,761)	(10,449)
Other liabilities		10,099,717	1,388,521
		1,364,304	4,756,454

Income tax paid		(1,094,385)	(707,756)
Interest received		18,275,265	12,502,525
Interest paid		(9,946,094)	(4,556,579)
Dividends received		49,483	20,418
Net cash inflow from operating activities		5,871,859	9,618,229

(In millions of Korean won)	2023	2022

Cash flows from investing activities
Net cash flow of derivative financial instruments for hedges	13,687	4,022

Proceeds from decrease of securities at fair value through profit or loss		801,197	1,839,509
Acquisition of securities at fair value through profit or loss		(2,045,508)	(1,944,891)
Proceeds from decrease of securities at fair value through other comprehensive income		28,386,057	16,679,279
Acquisition of securities at fair value through other comprehensive income		(28,641,365)	(18,034,340)
Proceeds from decrease of securities at amortized cost		3,935,151	4,864,231
Acquisition of securities at amortized cost		(5,589,576)	(11,856,814)
Proceeds from disposal of property and equipment		709	9
Acquisition of property and equipment		(154,552)	(220,752)
Proceeds from disposal of intangible assets		5	3,481
Acquisition of intangible assets		(336,832)	(380,396)
Proceeds from disposal of investments in associates		12,184	17,932
Acquisition of investments in associates		(229,925)	(72,739)
Proceeds from disposal of investment properties		55	-
Acquisition of investment properties		(3,084)	(5,995)
Proceeds from sale of non-current assets held for sale		3,663	9,991
Decrease in other assets		545,601	645,080
Increase in other assets		(539,326)	(534,297)
Net cash outflow from investing activities		(3,841,859)	(8,986,690)

Cash flows from financing activities
Net cash flow of derivative financial instruments for hedges		333	56
Increase in financial liabilities designated at fair value through profit or loss		209,969	49,993
Net increase in borrowings		1,865,901	2,948,269
Proceeds from issuance of debt securities		23,283,985	15,731,442
Repayment of debt securities		(19,937,381)	(19,381,515)
Dividends paid		(1,247,209)	(963,305)
Issuance of hybrid bonds		399,107	631,581
Repayment of hybrid bonds		(500,000)	(130,000)
Increase in other liabilities		109,848	101,315
Decrease in other liabilities		(248,969)	(250,370)
Net cash inflow (outflow) from financing activities		3,935,584	(1,262,534)

Effect of exchange rate fluctuations on cash and cash equivalents held		(13,295)	16,447
Net decrease in cash and cash equivalents		5,952,289	(614,548)

Cash and cash equivalents at the beginning of the year (Note 40)		16,099,749	16,714,298
Cash and cash equivalents at the end of the year (Note 40)	~~W~~	22,052,038	16,099,750

See accompanying notes to the separate financial statements.